Amendment No. 3 to
                                                          SEC File No. 70-9885

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                        FirstEnergy Corp. ("FirstEnergy")
                 Jersey Central Power & Light Company ("JCP&L")
                              76 South Main Street
                                Akron, Ohio 44308

             (Name of companies filing this statement and address of
                          principal executive office)

                                FirstEnergy Corp.
          (Name of top registered holding company parent of applicant)

Leila L. Vespoli                    Douglas E. Davidson, Esq.
Senior Vice President               Thelen Reid & Priest LLP
  and General Counsel               40 West 57th Street
FirstEnergy Corp.                   New York, New York 10019
76 South Main Street
Akron, Ohio 44308

                   (Names and addresses of agents for service)

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      FirstEnergy,  a registered  public utility holding company and JCP&L,  its
public  utility  subsidiary   (together   "Applicants")   hereby  amend  JCP&L's
Application  on  Form  U-1,   docketed  in  Commission  File  No.  70-9885  (the
"Application"),(1) as follows.

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION
            -----------------------------------

      A. JCP&L is a public utility subsidiary of FirstEnergy, a registered public utility holding company. The principal executive offices of both JCP&L and FirstEnergy are located in Akron, Ohio. JCP&L is an electric public utility operating in New Jersey and accordingly furnishes electric service to over one million customers located within 13 counties in northern, western and east central New Jersey. Applicants hereby request authority through December 31, 2002: (1) to form a new direct or indirect wholly-owned subsidiary ("Special Purpose Issuer") which will be a limited liability company; (2) for JCP&L to acquire all of the common equity interests in the Special Purpose Issuer; (3) for the Special Purpose Issuer to issue and

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(1) In Amendment Number 2 to the Application,  GPU, Inc. ("GPU"), JCP&L's former parent, became an applicant thereto. By Order dated October 29, 2001 (HCAR No. 27459) (the "Merger Order"), the Commission approved, among other things, FirstEnergy's merger with GPU. The merger became effective on November 7, 2001, with FirstEnergy being the surviving entity. The authorizations requested in this docket are unaffected by the transactions authorized in the Merger Order, except that, with the filing of this Amendment Number 3, FirstEnergy is now a co-applicant to this Application.

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sell up to $320 million in aggregate  principal  amount of transition bonds from time to time through December 31, 2002; (4) for JCP&L to enter into the Servicing Agreement on the terms discussed below; and (5) to enable JCP&L to enter into, or to cause the Special Purpose Issuer to enter into, certain
interest  rate  swaps,  interest  rate  hedging  programs,   credit  enhancement
arrangements and anticipatory hedges, all as more fully described below, to reduce interest rate risks with respect to, and to facilitate the offering of, the transition bonds. The transaction described above is commonly referred to as a "securitization". JCP&L further requests that the Servicing Agreement be exempted from the requirements of Section 13(b) of the Act. Additionally, FirstEnergy requests authority, through December 31, 2002, to acquire indirectly the Special Purpose Issuer.

      B. On February 9, 1999, New Jersey enacted the Electric Discount and Energy Competition Act, P.L. 1999, c. 23 (N.J.S.A. 48:3-49 et seq.) (the
                                                -------
"Competition Act") to restructure the electric utility and natural gas industries in New Jersey. The Competition Act required New Jersey electric utilities, including JCP&L, to unbundle electric services into separate charges for, among other things, customer account services (metering and billing), distribution, transmission and generation. While the New Jersey electric generation market has

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been open to competition  since August 1, 1999,  electric  distribution  and, at least initially, customer account services continue to be regulated by the New Jersey Board of Public Utilities (the "BPU" or the "Board"). Transmission services are provided by the New Jersey electric utilities pursuant to open access transmission tariffs filed with the Federal Energy Regulatory Commission ("FERC"). Under the Competition Act, New Jersey's electric utilities are required to reduce rates by at least 10% by July 31, 2002, as compared to rates in effect on April 30, 1997. The Competition Act also required utilities to submit restructuring plans to the BPU, which included claims for each utility's "stranded costs" -- i.e., costs relating to utility investments and power
                     ----
purchase commitments that would have been recoverable in a regulated environment but are not expected to be recoverable as a result of the introduction of competition in the generation market. The Competition Act expressly recognizes the following potential sources of stranded costs: utility-owned generation;
power  purchase  agreements  ("PPAs")  with  other  utilities;   and  PPAs  with
non-utility generators ("NUGs"). Utilities may recover these stranded costs from their distribution customers through a non-bypassable market transition charge ("MTC"), subject to approval by the BPU based upon, among other things, the Board's findings as to the utility's use of all reasonably available mitigation measures

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and an assessment of the full market value of the subject  generation  assets or
PPAs. The MTC recovery is generally limited to eight years except that the BPU may permit: (1) stranded costs associated with NUG PPAs to be recovered over the term of each contract; (2) stranded costs related to certain generation assets to be recovered over eleven years; and (3) the MTC recovery period to be extended to enable the utility to achieve the mandatory rate reductions.

      C. The Competition Act provides for the use of securitization to facilitate utility restructurings by empowering the BPU, at the request of a utility, to authorize such utility, directly or indirectly, to issue transition bonds in order to recover and/or finance a portion of its stranded costs and assist in achieving compliance with the rate reduction requirements of the Competition Act. Utilities must apply to the BPU for a bondable stranded costs rate order authorizing the issuance of transition bonds and approving the amount of the initial transition bond charge ("TBC") to be imposed on all retail electric distribution customers.

      D. Under the Competition Act, the BPU may authorize the issuance of transition bonds if (1) the utility has taken reasonable measures to mitigate stranded costs and has the appropriate incentives or plans to do so in the future; (2) the utility will not otherwise be able to achieve the level of rate

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reduction deemed by the BPU to be necessary and appropriate, absent the issuance of the transition bonds; (3) the issuance of the transition bonds will provide tangible and quantifiable benefits for ratepayers; and (4) the structuring and pricing of the transition bonds assure that ratepayers will pay the lowest possible TBC consistent with market conditions and the terms of the related bondable stranded costs rate order. In general, a utility may issue transition bonds in an amount of up to 75% of the total amount of eligible stranded costs attributable to its owned generation assets. However, up to the full amount of the stranded costs attributable to any remaining generation assets may be securitized if the utility divests a majority of its generation assets and has established the stranded cost amount attributable to such remaining assets with certainty.(2)

      E. Further, under the Competition Act, the transition bonds may have a scheduled amortization of up to 15 years from their issuance date with respect to stranded costs related to utility-owned generation assets, and up to the remaining term of a PPA with respect to stranded costs related to a buyout or buydown of such PPA. In general, the TBC is a

--------------------
(2) While this provision may apply to stranded costs related to the Oyster Creek Nuclear Generating Station ("Oyster Creek"), which JCP&L sold in August 2000, the BPU has determined in the Financing Order (as defined in paragraph G below) the principal amount of the transition bonds JCP&L may issue with respect to Oyster Creek's stranded costs.

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separate,  non-bypassable  charge  that  will be  assessed  against  all  retail electric distribution customers, regardless of whether they continue to purchase electricity from the distribution utility. The TBC will be a usage-based charge that will be sufficient to recover the principal of and interest on the transition bonds and all other costs associated with the issuance of the transition bonds, including costs of credit enhancements, costs of retiring existing debt and preferred equity, costs of defeasance, servicing fees and certain other related fees and expenses. The relationship between collections of the TBC and the debt service and expense requirements on the transition bonds will likely be dependent upon, among other things, the utility's ability to forecast: (1) sales; (2) delinquencies and charge-offs; and (3) payment lags.

      F. In July 1997, at the direction of the Board in anticipation of the adoption of the Competition Act, JCP&L filed its restructuring plan with the Board which, among other things, unbundled generation from transmission and distribution. The restructuring plan was the subject of extensive hearings and negotiations, which resulted in a settlement which the BPU approved with some modifications. The Board issued a Summary Order with respect to such approval dated May 24, 1999 ("Summary Order"), and a detailed Final Decision and Order dated March 7, 2001 ("Final Order"). Among other things, the Board's Summary

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Order, and ultimately, its Final Order, authorize JCP&L to securitize a total of up to $420 million of bondable stranded costs in the securitization transaction described in paragraph G.

      G. On August 25, 1999, JCP&L filed a petition with the BPU seeking a bondable stranded costs rate order to authorize securitization of that portion of the stranded costs attributable to Oyster Creek equal to JCP&L's then-projected net investment in the plant at September 1, 2000, net of deferred income taxes attributable to the plant. Such amounts will be collected from JCP&L's ratepayers via the TBC once JCP&L has securitized such amounts.(3) On February 6, 2002, the BPU issued a bondable stranded costs rate order (the "Financing Order") which authorizes the Special Purpose Issuer's issuance of up to $320 million of transition bonds representing approximately $307.4 million of the Oyster Creek net investment (gross plant, less accumulated depreciation and accumulated deferred income taxes) and an estimated $12.6 million of transaction costs, including related fees and expenses of issuance and sale of the transition bonds, and to refinance or retire JCP&L's debt and preferred equity.(4) As discussed above, the Final Order had initially

--------------------
(3) On August 8, 2000, JCP&L sold Oyster Creek to AmerGen Energy Company LLC for $10 million.

(4) The BPU has also authorized JCP&L to defer certain costs on its books and may authorize JCP&L to securitize the resulting deferred balances, if any, to the extent permitted by the Competition Act. JCP&L is not seeking Commission authority for securitization financing of such balances now, but will request such authority if and when JCP&L files a separate petition with the BPU with respect thereto.

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authorized the  securitization of up to $420 million of bondable stranded costs.
The Financing Order formally approved the detailed terms and conditions of the securitization transaction, but decreased the amount of recoverable bondable stranded costs to be securitized, based on JCP&L's determination of its current Oyster Creek net investment.

      H. The TBC will remain in effect until all principal, interest and other costs on the related transition bonds are paid in full, and will be adjusted at least annually, in accordance with the Competition Act, to insure full payment of debt service and expenses. Under the Competition Act, neither the BPU nor any other governmental entity may rescind, alter, repeal, modify or amend a bondable stranded costs rate order, and the State may not limit, alter or impair any bondable transition property(5) or associated rights. The transition bonds

--------------------
(5) Under the Competition Act, Bondable Transition Property ("BTP"), the statutory and regulatory right to collect the TBC, is defined as "the property consisting of the irrevocable right to charge, collect and receive, and be paid from collections of, transition bond charges in the amount necessary to provide for the full recovery of bondable stranded costs which are determined to be recoverable in a bondable stranded costs rate order . . . ." N.J.S.A. 48:3-51.

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will not  constitute a debt or  liability of the State or of JCP&L,  but only of the Special Purpose Issuer.

      I. The BTP and the related TBC revenue stream are isolated from any credit risk associated with the utility because the utility will have transferred them to the Special Purpose Issuer, which will be structured to be a "bankruptcy remote" assignee. The Special Purpose Issuer, which is a Delaware limited liability company, will issue transition bonds secured by the BTP and the TBC revenue stream. The securitization will be structured so that the transfer of the interest in the BTP will be treated as an absolute transfer of all of JCP&L's right, title and interest in the BTP as in a true sale, and not as a pledge or other financing, for purposes other than for Federal and State income and franchise tax purposes and for certain financial reporting purposes. The transfer of the BTP to the Special Purpose Issuer will have no effect on JCP&L's debt to equity ratio.

      J. As the TBC is imposed upon and collected from ratepayers, such amounts will be used to pay principal and interest on the transition bonds, as well as fees and expenses related to the securitization transaction.

      K.  The   securitization   structure   outlined  above  will  enhance  the
creditworthiness of the transition bonds because the underlying securitized assets (the BTP and its associated TBC

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revenue stream) are isolated from the risks associated with the assets of JCP&L, once transferred to the Special Purpose Issuer. Moreover, as discussed above, the State under the Competition Act may not reduce the value of the BTP or TBC until the transition bonds are fully discharged, and the BPU's bondable stranded costs rate order is irrevocable under the Competition Act. These aspects of the securitization transaction will enable the transition bonds to obtain a higher credit rating than the existing debt instruments of JCP&L. JCP&L understands that all other utility securitization bonds have received the highest possible credit rating from the principal rating agencies and, accordingly, believes that it is reasonable to expect that its transition bonds will receive such credit rating, although JCP&L has received no such assurances from any of such rating agencies.

      L. Pursuant to a "Sale Agreement", JCP&L will transfer the interest in the BTP created by the irrevocable bondable stranded costs rate order to the Special Purpose Issuer in exchange for the net proceeds from the sale of the transition bonds. Such transfer will be treated as a true sale, and not as a secured financing, for bankruptcy purposes. The Special Purpose Issuer initially will be capitalized (in an amount equal to at least 0.5% of the total principal amount of the transition

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bonds) through a direct capital  contribution  by JCP&L.(6) The Special  Purpose
Issuer will deposit the capital contribution amount into a "Capital Subaccount."

      M. The actual amount of the TBC will be sized to provide for collection of an amount beyond that needed to pay expected costs and debt service on the transition bonds (the "Overcollateralization Amount"). The Overcollateralization Amount, which will be collected ratably over the expected term of the transition bonds, will enhance the creditworthiness of the transition bonds and will be deposited into a subaccount (the "Overcollateralization Subaccount").

      N. JCP&L, as the servicer of the TBC revenue stream, will remit monthly (or more frequently) all amounts collected in respect of the TBC to a collection account maintained by the indenture trustee for the benefit of the holders of the transition bonds (the "Collection Account"). The Special Purpose Issuer will periodically pay out of the Collection Account, among other amounts authorized by the BPU, trustee fees, servicing fees, administrative fees, operating expenses, accrued but unpaid interest on all classes of the transition bonds, and principal (to the extent scheduled) on transition bonds. Any remaining balance in the Collection Account will be used to restore the Capital Subaccount, fund and replenish the

--------------------
(6) JCP&L will not charge interest on this capital contribution.

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Overcollateralization  Subaccount (to the required  scheduled level), and then be added to reserves (the "Reserve Subaccount").(7)

      O. Applicants request authority for the Special Purpose Issuer to issue up to $320 million aggregate principal amount of transition bonds.(8) That amount will include the approximately $307.4 million(9) representing the portion of the stranded costs attributable to Oyster Creek that is equal to JCP&L's actual net investment in the plant, net of deferred income taxes attributable to the plant, and will also include up to $12.6 million of transaction costs. The BPU approved JCP&L's securitization of these amounts in the Summary Order, and ultimately in the Final Order, subject to issuance of a subsequent bondable stranded costs rate order in response to the petition currently pending before the BPU.

      The Special Purpose Issuer may issue transition bonds in one or more series, and each such series may be issued in one or more classes. Different series may have different maturities and interest rates and each series may have classes

--------------------
(7) JCP&L may add other reserve accounts, in addition to those described in this Application, to obtain the highest possible credit rating for the transition bonds.

(8) Any debt security issued by the Special Purpose Issuer will be investment grade.

(9) JCP&L has represented in filings made with the BPU that such net investment in Oyster Creek is approximately $307.4 million.

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with such maturities,  interest rates, fixed or variable, and other terms as the
Special Purpose Issuer shall determine from time to time in the future. The aggregate average interest cost of the transition bonds will not exceed the applicable U.S. mid-market swap benchmark, as quoted, among other places, on Telerate page 19901, plus 300 basis points.(10) The TBC for each series will be structured to provide for the recovery of the principal amount of the related transition bonds and the related interest, fees and expenses. There will be a date on which each of the transition bonds is expected to be repaid and a legal final maturity date by which the transition bonds must be repaid. Neither the expected final maturity nor the legal final maturity will be later than 15 years and 17 years, respectively, from the date of issuance of the related transition bonds. The expected final maturity date must be earlier than the legal final maturity date to meet rating agency requirements because the TBC is calculated by taking into account projections of such variables as the anticipated level of charge-offs, delinquencies, and usage, which may differ from the amounts actually experienced.

--------------------
(10) The swap rate used as a benchmark is the fixed rate of interest that could be exchanged for a floating rate of interest (based on LIBOR) over a specified term. As an example, if a particular transition bond tranche had a ten-year average life, that tranche would be priced based on, but would not exceed 300 basis points greater than, the mid-point between current bid and asked 10 year swap rates at the time of pricing.

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      Applicants  also seek  authority for the Special  Purpose  Issuer to enter into transactions to convert all or a portion of any transition bonds bearing interest at a floating rate ("Floating Rate Transition Bonds") to fixed rate obligations of the Special Purpose Issuer using interest rate swaps or other derivative products designed for such purposes. The Special Purpose Issuer will enter into one or more interest rate swaps, or one or more derivative instruments, such as interest rate caps, interest rate floors and interest rate
collars   (collectively,   "Derivative   Transactions"),   with   one  or   more
counterparties whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Inc. or Fitch, Inc. ("Authorized Counterparties"), from time to time through December 31, 2002. The notional amount of the swaps and the expected average life of the swaps will not exceed that of the underlying Floating Rate Transition Bonds. For instance, in connection with Floating Rate Transition Bonds, the Special Purpose Issuer would enter into an interest rate swap with a swap counterparty whereby it would receive the same floating rate interest payment from the counterparty as it pays to the transition bondholders. In return, the Special Purpose Issuer would agree to make payments to the counterparty based

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upon the  principal  amount of such  transition  bonds at an agreed  upon  fixed interest rate. The net effect of such a transaction would be to convert the Floating Rate Transition Bonds to fixed rate obligations. The term of the interest rate swap would match the maturity of the Floating Rate Transition Bonds and the swap notional amount would at all times equal the outstanding principal amount of such bonds. Swaps or other derivative transactions would be entered into only with Authorized Counterparties. Any swap agreement will also include customary provisions related to indemnification by JCP&L or the Special Purpose Issuer for breakage costs and other losses under certain circumstances related to the savings.

      In addition, Applicants request authorization for JCP&L, through December 31, 2002, to enter into interest rate hedging transactions to fix or cap interest rates on the transition bonds in advance of their actual pricing (the "Anticipatory Hedges"), subject to certain limitations and restrictions. The Anticipatory Hedges would be entered into after the BPU authorizes the issuance of the transition bonds, but prior to the pricing of the bonds, to lock in an interest rate or limit Applicants' exposure to the risk of any adverse interest rate fluctuation. Such Anticipatory Hedges would only be entered into with Authorized Counterparties. The Anticipatory Hedges would be utilized to fix and/or limit the

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interest rate risk  associated  with the transition  bonds through (i) a forward
sale  of  exchange-traded   U.S.  Treasury  futures  contracts,   U.S.  Treasury
obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

      Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. JCP&L will determine the optimal structure of any Anticipatory Hedge transaction at the time of execution. JCP&L may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the issuance of the transition

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bonds.  JCP&L will not, at any time,  take  possession  or make  delivery of the underlying U.S. Treasury Securities.

      JCP&L represents that it will comply with Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133", and with other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial
Accounting Standards Board.(11) JCP&L also represents that each Anticipatory Hedge will qualify for hedge accounting treatment under generally accepted accounting principles.

      P. Pursuant to a Servicing Agreement between JCP&L and the Special Purpose Issuer, JCP&L will act as a servicer of the TBC revenue stream. In this capacity, JCP&L will, among other things: (1) bill customers and make collections on behalf of the Special Purpose Issuer and (2) file with the BPU for periodic adjustments to the TBC to achieve a level which allows for payment of all debt service and full recovery of amounts authorized by the Board to be collected through the TBC in

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(11) The proposed terms and conditions of Anticipatory  Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and SCANA Corporation., et al., Holding Co. Act Release No. 27137 (February 14,
2000).

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accordance with the expected  amortization schedule for each series and class of transition bonds. JCP&L may, subject to certain conditions, subcontract with other companies to carry out some of its servicing responsibilities. It is expected that the Servicing Agreement will remain in effect until the legal final maturity of the transition bonds, which, as discussed above in paragraph O of this Item 1, will not exceed 17 years.

      Q. JCP&L will receive a servicing fee for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the Servicing Agreement. JCP&L's servicing fee will be set at an amount equal to a fixed percentage of the initial principal amount of the transition bonds, designed to collect approximately $400,000 annually. This fee may not reflect JCP&L's actual costs of providing the related services and therefore may not meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Thus, JCP&L is seeking an exemption from these requirements. The rating agencies will require that the servicing fee be set at a level comparable to one negotiated at arms-length and which would thus be reasonable and sufficient for a third party performing similar services. To do otherwise would most likely lower the credit rating of the transition bonds. This "arms-length" fee assures that the Special Purpose Issuer would be able to operate independently and thus strengthens the position that it is a "bankruptcy remote"(12) entity.

      JCP&L is the most logical and cost-effective choice for servicer for a number of reasons. JCP&L is already performing many of the servicer's tasks in its capacity as the local distribution utility, such as metering and billing, and, thus, the servicing fee JCP&L collects will be substantially lower than the fee any other entity would charge. Having JCP&L act as servicer is therefore beneficial to ratepayers because, ultimately, it is the ratepayers who will pay the servicing fee through the TBC.

      R. Any successor to JCP&L pursuant to any merger, consolidation, bankruptcy, reorganization or other insolvency proceeding will be required to assume JCP&L's obligations under the Sale Agreement and the Servicing Agreement and under the Competition Act.

      S. Personnel employed by GPU Service, Inc., or other system service company, ("GPUS") will provide ministerial services on an as-needed basis to the Special Purpose Issuer pursuant to an administration agreement ("AA") to be entered into between the Special Purpose Issuer and GPUS. The services to be provided will consist primarily of internal administrative

--------------------
(12) A "bankruptcy remote" entity would not be impacted by a bankruptcy of JCP&L and is, therefore, expected to have a credit rating different from (and, indeed, higher than) that of JCP&L.

matters relating to the Special Purpose Issuer such as providing notices required under its transition bond documentation, maintaining its books and records and maintaining authority to do business in appropriate jurisdictions. Under the AA, the Special Purpose Issuer will reimburse GPUS for the cost of the services provided, computed in accordance with Rules 90 and 91 under the Act, as well as other applicable rules and regulations. As described above, JCP&L will be retained under the Servicing Agreement to collect and manage the BTP and associated TBC revenues and to make appropriate filings with the BPU.

      T. JCP&L will use the net proceeds from the sale of the transition bonds to reduce eligible stranded costs through the retirement of debt or equity, or both, as permitted by the Competition Act. JCP&L's unbundled rates that have been implemented in connection with its restructuring filing provide for the savings from the transition bonds to be passed through to customers. In accordance with the Competition Act and the Final Order, the application of the proceeds from the sale of the transition bonds will not substantially alter JCP&L's capital structure, as assessed by the Board.(13) Exhibit G hereto provides pro forma capitalization tables at March 31, 2002 for both JCP&L and FirstEnergy, which take into account the use of proceeds of the transition bonds. The tables demonstrate that both JCP&L's and FirstEnergy's common stock equity to total capitalization ratio will remain above 30% after the securitization.

      U. The specific steps to be taken by JCP&L to reduce its capitalization will depend, in large part, on the date on which the proceeds from the sale of transition bonds become available, the then prevailing market conditions, and the circumstances at that time.

      V. Rule 53 Analysis.

      The proposed transactions are also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve an application by a registered holding company which does not relate to any exempt wholesale generator

--------------------
(13) The issuance of the entire $320 million of transition bonds, as well as the impact of other pro forma adjustments, will decrease JCP&L's common equity ratio from 69.4% as of March 31, 2002, to approximately 67.4% on a "per books" basis. Exhibit G contains projected pro forma capitalization tables for both FirstEnergy and JCP&L, both including and excluding the effect of the transition bonds, as at March 31, 2002. These tables demonstrate that the transition bond issuance, as well as the impact of other pro forma adjustments, will decrease FirstEnergy's common equity ratio from 32.2% to 32.1%. In the application/declaration FirstEnergy filed in connection with the Merger Order, FirstEnergy represented that its pro forma combined common equity ration, as of June 30, 2001, was 28.39%.

("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

      FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). In the Merger Order, the Commission, among other things, approved FirstEnergy's merger with GPU and authorized FirstEnergy to invest in EWGs and FUCOs so that FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which amount is above the level which would be permitted by clause (1) of Rule 53(a) if such amount were to be currently calculated. The Merger Order also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through June 30, 2003, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments will not exceed $1.5 billion. The Commission has reserved jurisdiction over investments that exceed such amount.

      As of March 31, 2002, and on the same basis as set forth in the Merger Order, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $2.05 billion,(14) an amount significantly below the $5 billion amount authorized in the Merger Order.(15)

      In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. Additionally, the proposed transactions will not have any material impact on FirstEnergy's capitalization. Further, since the date of the Merger Order, and, after taking into account the effects of the Merger, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

      FirstEnergy  satisfies all of the other  conditions of paragraphs  (a) and
(b) of Rule 53. With respect to Rule

--------------------
(14) This $2.05 billion amount represents Current Investments only. As of March 31, 2002, FirstEnergy had no GenCo Investments.

(15) In May 2002, FirstEnergy sold a 79.9% interest in Midlands Electricity plc. In addition, in December 2001, FirstEnergy disposed of its ownership of GPU GasNet Pty Ltd through an initial public offering in Australia. These costs represent a substantial portion of the GPU-related FUCO investments.

53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs
(1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

      The estimated fees, commissions and expenses expected to be incurred in connection with the proposed transactions are as follows:

      Registration Fee                    $   29,440
      Printing and Engraving Expenses        375,000
      Trustees' Fees and Expenses             60,000
      Legal Fees and Expenses              2,000,000
      Blue Sky Fees and Expenses               7,500
      Accountants' Fees and Expenses         275,000
      Rating Agency Fees                     455,000
      Underwriter's Fee                    1,648,000
      Marketing Fees                          75,000
      Original Issue Discount                150,000
      SPE Set Up Fees                         25,000
      Servicing Set Up Costs                  50,000
      Finance Advisory Fee                   300,000
      Miscellaneous Fees and Expenses        650,060
                                          ----------

            Total                         $6,100,000

      The Commission has approved at least two other securitization transactions with similar fees and expenses. See Central and Southwest Corp., HCAR No. 27168
                                     ---------------------------
(Apr. 20, 2000); West Penn Power Co., HCAR No. 27091 (Oct. 19, 1999).
                 -------------------

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

      The proposed transactions are subject to Sections 6(a), 7, 9, 10, 12(f) and 13(b) of the Act and Rules 54, 90 and 91 thereunder.

ITEM 4.  REGULATORY APPROVALS.
         --------------------

      No Federal or State commission, other than your Commission and the BPU, has jurisdiction with respect to the proposed transactions.

ITEM 5.  PROCEDURE.
         ---------

      Applicants request that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in no event no later than February 22, 2002. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS

            (a)  Exhibits

                  A-1 -    Certificate of Formation of Special  Purpose Issuer
                           --   incorporated   by   reference  to  Exhibit  3.1,
                           Registration No. 333-31250.

                  A-2 -    Limited  Liability  Company  Agreement  of  Special
                           Purpose  Issuer --  incorporated  by  reference  to
                           Exhibit 3.2.A, Registration No. 333-31250.

                  A-3 -    Form of  Amended  and  Restated  Limited  Liability
                           Company   Agreement  of  Special  Purpose  Issuer  --
                           incorporated   by   reference   to   Exhibit   3.2.B,
                           Registration No. 333-31250.

                  A-4 -    Forms  of  Transition   Bonds  --  incorporated  by
                           reference  to  Exhibit  4.1.B,   Registration   No.
                           333-31250.

                  A-5 -    Form of Indenture --  incorporated  by reference to
                           Exhibit 4.1.A, Registration No. 333-31250.

                  B-1 -    Form  of  Sale   Agreement   --   incorporated   by
                           reference  to  Exhibit  10.1.A,   Registration  No.
                           333-31250.

                  B-2 -    Form of  Servicing  Agreement  --  incorporated  by
                           reference  to  Exhibit  10.2.B,   Registration  No.
                           333-31250.

                  B-3 -    Form  of  Administration  Agreement  with  GPUS  --
                           incorporated   by   reference   to  Exhibit   10.3.C,
                           Registration No. 333-31250.

                  C   -    Not Applicable.

                  D-1 -    Petition of JCP&L to the BPU seeking  authority  to
                           issue  the  transition   bonds  ("BPU  Petition")  --
                           previously filed.

                  D-2 - Amendment No. 1 to BPU Petition -- previously filed.

                  D-3 - Amendment No. 2 to BPU Petition -- previously filed.

                  D-4 - Order of the BPU authorizing the transition bonds -- incorporated by reference to Exhibit 10.4.D, Registration No. 333-31250.

                  E   -    Not Applicable.

                  F-1 -    Opinion of Thelen Reid & Priest LLP.

                  F-2 -    Opinion of Gary D. Benz, Esq.

                  G   -    Actual and pro forma capitalization tables reflecting
                           the sale of the Transition Bonds.

            (b)   Financial Statements

                  1   -    JCP&L Consolidated  Balance Sheets,  actual and pro
                           forma,  as  at  March 31,  2002,  and  consolidated
                           Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the twelve months ended March 31, 2002; pro forma journal entries.

                  2   -    FirstEnergy  Consolidated  Balance  Sheets,  actual
                           and  pro  forma,   as  at   March 31,   2002,   and
                           consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the twelve months ended March 31, 2002; pro forma journal entries.

                  3   -    None.

                  4   -    None,  except  as  disclosed  in the  notes  to the
                           Financial Statements.


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

      (a) As such, the issuance of an order by your Commission with respect to the proposed transactions is not a major Federal action significantly affecting the quality of the human environment.

      (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Transactions which are the subject hereof.

                                    SIGNATURE
                                    ---------


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                 FIRSTENERGY CORP.
                                 JERSEY CENTRAL POWER & LIGHT COMPANY



                                 By: /s/Harvey L. Wagner
                                     --------------------------------
                                        Harvey L. Wagner
                                        Vice President and Controller

Date:    June 5, 2002